PRESS RELEASE

Klondex Reports Net Income of $18.3 Million or $0.16 per share in
Inaugural Year of Production

Vancouver, BC – March 25, 2015 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") announces that it is filing its Management Discussion and Analysis ("MD&A") and its audited consolidated financial statements for the year ended December 31, 2014 which will be available on the Company's web site at www.klondexmines.com and will be posted on SEDAR, at www.sedar.com. The financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise stated, all currency amounts included in this release are expressed in Canadian dollars.

Fourth Quarter and Year End 2014 Financial Highlights

  Production costs for the fourth quarter per gold equivalent ounce (“GEO”) sold were $685 (US$603); full year were $679 (US$585); fourth quarter production costs per gold ounce sold on a by-product basis were $553 (US$487); fiscal year were $526 (US$454) (See “Non-IFRS Measures”).
  Cash balance as of December 31, 2014 was $52.8 million.
  Working capital as of December 31, 2014 was $56.0 million.
  Revenue for the fourth quarter was $44.6 million from the sale of 32,617 GEOs which consisted of 26,272 gold ounces and 400,706 silver ounces, at an average realized price of $1,401 (US$1,234) and $19.48 (US$17.15), respectively.
  Revenue for the year was $121.7 million from the sale of 88,352 GEOs which consisted of 70,661 gold ounces and 1,117,288 silver ounces, at an average realized price of $1,399 (US$1,264) and $20.44 (US$18.47), respectively.
  Net income for the fourth quarter totaled $9.0 million or $0.07 per basic share. Net income for the year was $18.3 million or $0.16 per basic share.
  Cash flow for the fourth quarter provided by operating activities was $10.7 million; for the year was $33.1 million.
  Capital expenditures for the fourth quarter were $10.5 million; for the year were $30.8 million, principally for exploration and development at both sites.
  GEOs recovered in the fourth quarter were 30,460 which consisted of 22,262 gold ounces and 517,761 silver ounces; fiscal year GEOs recovered were 107,861 which consisted of 86,239 gold ounces and 1,365,586 silver ounces.

2015 Operational Targets

Klondex provides the following guidance for 2015:

  Production of 120K-125K GEOs
  Production costs on a gold equivalent basis $688-750 (US$550- $600)
  All-in sustaining costs on a gold equivalent basis $1,000-1,063 (US$800 - $850)

The cost guidance was prepared in USD and converted to CAD using an exchange rate of 1.2511, the Bank of Canada noon rate at March 24, 2015.

Paul Huet, Klondex President and CEO commented:

“I am so proud of what Klondex accomplished in 2014, none of which would have been possible without the dedication and commitment of the talented individuals who make up the Klondex team. In our inaugural year of production, we recovered approximately 108K gold equivalent ounces, and our working capital increased to $56.0 million. The year was highlighted by the acquisition of the Midas mine and mill, transforming the Company into a multi-asset producer. We were able to take advantage of the many synergies between Fire Creek and Midas to become one of the lowest cost gold producers with a company-wide production cost per gold ounce sold on a by-product basis of US$454 in 2014.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

We begin 2015 with newly published reserve plans for Midas and Fire Creek that will generate free cash flow and profitability for years to come. We are dedicated to ongoing resource development with a view to deliver sustainable production and organic growth. We will build on the foundations we established in 2014 as we benefit from continuing cost reductions and productivity improvements.”

Unaudited Consolidated Statements of Income (Loss)

	Three months ended		Year ended
		December 31,	December 31,
	2014	2013	2014	2013

Revenues	$44,609	$-	$121,693	$-
Cost of sales
Production costs	22,333		59,985	-
Depreciation and depletion	10,764		25,664	-
Gross profit	11,513		36,044	-
General and administrative expenses	2,573	1,851	9,953	4,614
Income (loss) from operations	8,940	(1,851)	26,091	(4,614)
Business acquisition costs		(804)	(2,257)	(804)
Gain (Loss) on change in fair value of derivative	1,637	(8,763)	3,671	(8,763)
Finance charges	(2,696)		(9,683)	-
Foreign currency gain	3,717	60	8,973	60
Other expenses	(845)		(845)	-
Income (loss) before tax	10,753	(11,358)	25,950	(14,121)
Income tax expense	1,706		7,649	-
Net income (loss)	$9,047	$(11,358)	$18,301	$(14,121)

Net income (loss) per share
Basic	$0.07	$(0.16)	$0.16	$(0.21)
Diluted	$0.07	$(0.16)	$0.16	$(0.21)

Weighted average number of shares outstanding
Basic	124,334,857	71,711,407	115,481,622	66,240,800
Diluted	126,196,801	71,711,407	117,909,471	66,240,800

Revenue
During the three months and the year December 31, 2014, Klondex's revenue was $44.6 million and $121.7 million, respectively, from the sale of 26,272 gold ounces and 400,706 silver ounces and 70,661 gold ounces and 1,117,288 silver ounces, respectively. The revenue increased 17% during the fourth quarter from the third quarter due to a 16% increase in GEOs sold and 1.3% increase in the average price per GEO.

Cost of Sales
Production costs for the three months and the year ended December 31, 2014 were $22.3 million and $60.0 million, respectively. Production costs per GEO sold in the three months and the year ended December 31, 2014 were $685 (US $603) and $679 (US $585), respectively. Production costs per gold ounce sold on a by-product basis in the three months and the year ended December 31, 2014 were $553 (US $487) and $526 (US $454), respectively. See "Non-IFRS Measures". The production costs per GEO sold and the production costs per gold ounce sold on a by-product basis in the fourth quarter were higher by 13% and 16%, respectively, compared to the third quarter of 2014. Depreciation and depletion costs in the three months and the year ended December 31, 2014 were $10.8 million and $25.7 million, respectively.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Gross Profit
Gross profit in the three months and the year ended December 31, 2014 was $11.5 million and $36.0 million, respectively.

General and Administrative Expenses
General and administrative expenses for the three months and the year ended December 31, 2014 were $2.6 and $10.0 million, respectively (2013 – $1.9 million and $4.6 million, respectively). The increase in G&A expenses over the prior year is due to the growth of the Company as it has transformed from an exploration stage company to a production stage company.

Business Acquisition Costs
Business acquisition costs for the year ended December 31, 2014 of $2.3 million were related to the acquisition of the Midas mine and mill.

Gain on Change in Fair Value of Derivative
The Company recorded a gain on the valuation of the derivative associated with a gold supply agreement with a third party (the “Gold Supply Agreement”) in the three months and the year ended December 31, 2014 of $1.6 million and $3.7 million, respectively. The derivative is valued at each quarter end. The reduction in the derivative value from previous periods is principally related to gold ounces produced and offered under the Gold Supply Agreement and a decrease in the estimated forward gold spot price and in the estimated volatility of gold price over the remaining term of the Gold Supply Agreement.

Finance Charges
The finance charges for the three months and the year ended December 31, 2014 were $2.7 million and $9.7 million, respectively. The finance charges are mainly related to the obligations under a gold purchase agreement and a senior secured facility agreement, each of which was entered into in connection with the acquisition of the Midas mine and mill in February 2014. In 2013, the finance charges were capitalized into the Fire Creek evaluation and exploration assets.

Income Tax Expense
The income tax expense for the three months and the year ended December 31, 2014 was $1.7 million and $7.6 million, respectively. Income tax expense includes the State of Nevada net proceeds tax and reflects unbenefited losses in Canada.

Net Income
Total net income for the three months and the year ended December 31, 2014 was $9.0 million and $18.3 million, respectively, (2013 – ($11.4 million) and ($14.1 million), respectively). The net income increase for the three months and the year ended December 31, 2014 over the previous year is due to the recognition of revenue and profit from the Fire Creek Project and Midas mine.

NON-IFRS MEASURES
The Company has included non-IFRS measure for "Production costs per gold equivalent ounce" and “Production costs per gold ounce sold on a by-product basis” herein and in the MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables provide a reconciliation of production per the financial statements to production costs per gold equivalent ounce sold and production costs per gold ounce sold on a by-product basis:

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

		Three Months Ended		Year Ended
		December 31,		December 31,
		2014		2014

Total
Production costs		$22,333		$59,985
Gold equivalent ounces sold		32,617		88,352
Production costs per gold equivalent ounce sold		$685		$679
Production costs per gold equivalent ounce sold	US$	603	US$	585

The silver to gold ratio used is 63.1579:1

		Three Months Ended		Year Ended
		December 31,		December 31,
		2014		2014

Total
Production costs		$22,333		$59,985
Less: silver credit		(7,808)		(22,832)
Production costs after silver credit		$14,525		$37,153
Gold ounces sold		26,272		70,661
Production costs per gold equivalent ounce sold on a by-product basis		$553		$526
Production costs per gold equivalent ounce sold on a by-product basis	US$	487	US$	454

Canadian dollars were converted to United States dollars using the average Bank of Canada noon rate for the three months and the year ended December 31, 2014, which were 1 CAD = 0.8806 USD and 1 CAD = 0.8620 USD, respectively.

2014 Fourth Quarter and Year End Results Conference Call
Management will host a conference call on Wednesday, March 25, 2015 at 10:30 am ET/7:30 am PT to discuss fourth quarter and fiscal results. Presenting on the call will be Paul Huet, President and CEO, Brent Kristof, COO and Barry Dahl, Chief Financial Officer.

The call can be accessed by dialing: +1 800-319-4610 (North America, toll-free), +1 416-915-3239 (Toronto and International) and +1 604-638-5340 (Outside of Canada and the US).

Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

A replay will be available until 11:59 pm on Wednesday, April 1, 2015. The replay can be accessed by dialing toll free from the US and Canada: +1 800-319-6413 or dialing international toll: +1 604-638-9010 and entering passcode: 3599, followed by the # sign.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoksin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and metallurgical sampling activities, the timing and success of mining operations, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting and the results and timing of the release of a pre-feasibility study in respect of Midas. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com